Exhibit 4.50
English language summary of Chinese language NT$3.6 Billion Syndicated Loan Agreement dated August 18, 2006 between Winstek Semiconductor Corporation and Taishin Bank
Borrower : Winstek Semiconductor Corporation
Lenders :
1.	Taishin International Bank (Sponsor bank)
2.	Bank of Overseas Chinese
3.	Central Trust of China
4.	The Shanghai Commercial & Savings Bank Ltd.
5.	Cathay United Bank
6.	Bank of Kaohsiung
7.	Chang Hwa Bank
8.	Taipei Fubon Bank
9.	Shin Kong Bank
10.	Sunny Bank
11.	Far Eastern International Bank
12.	Entie Commercial Bank
13.	Land Bank
14.	Taiwan Business Bank
Summary of the main articles
1.	Total loan principal available for draw down : NT$3,600 million (Consists of item A loan : NT$2,400 million, and Item B loan : NT$1,200 million);
(Item B loan consists of B-1 loan and B-2 loan. No sub-limit between B-1 and B-2)

2.	Purpose of loan :	Item A loan : For fixed assets purchase
Item B loan : For refinancing or/and working capital

3.	Loan term :	Item A loan : 6 years after first draw down date
Item B loan : 4 years after first draw down date
(first draw down date must be within six months from contract date)

4.	Draw down period :	Item A loan : 2 years after first draw down date
Item B loan : 1.5 years after first draw down date

5.	Principal repayment :	Item A loan :	Repayment in 16 equal instalments every 3 months commencing 27 months after first draw down date.
		Item B loan :	Repayment in 9 instalments commencing 24 months after first draw down date with the first 8 instalments repaying 11% of the principal and the last instalment repaying 12% of the principal.

6.	Interest rate :	Item A loan : 90 day commercial paper interest rate + 0.55%
Item B-1 loan : 90-day commercial paper interest rate + 0.55%
Item B-2 loan : 90-day commercial paper interest rate + 0.65%
The rate per annum determined on the basis of the fixing rate on 90-day commercial papers in Taiwan’s primary commercial paper market as appearing on Page 51328 of the Reuters Telerate screen at or about 11:30 A.M. on the Business Day prior to the commencement of such Interest Period.

7.	Interest repayment : Quarterly repayment

8.	Commitment fee : if total draw down amount is below 60% of total loan principal after draw down period, borrower to pay : (60% of total loan principal — total draw down amount) multiplied by 0.2%.

9.	Penalty interest rate for delayed repayment of principal or delayed payment of interest :
(a)	“penalty payment” : item (6) interest rate plus 2%, subject to:
(b)	if “penalty payment” is paid within six months : “penalty payment” multiplied by 10%
(c)	if “penalty payment” is paid after six months : “penalty payment” multiplied by 20%
10.	Advanced repayment of loan :
(a)	Must provide notice to sponsor bank 10 working days before principal repayment date
(b)	Minimum repayment of loan must be NT$50 million or a multiple thereof
11.	Financial covenants :
(a)	Current ratio must not be lower than 100%;
(i)	Current ratio = Current assets divided by Current liabilities;
(b)	Debt ratio must not be higher than 120%;
(i)	Debt ratio = (Debt + Contingencies) divided by Tangible Net Worth;
(ii)	Contingencies = Outstanding guarantees granted by the Borrower;
(iii)	Tangible Net Worth = Shareholders’ Equity less intangible assets and any deferred expenditure.
(c)	Interest Coverage ratio must not be lower than 200%;
(i)	Interest Coverage ratio = (Net Profit before Tax + Interest Expense + Depreciation + Amortization) divided by Interest Expense.
(d)	Tangible Net Worth must not be less than NT$2.8 billion;

12.	Security :	Item A loan : The loan is secured by a pledge of the fixed assets purchased with the loan proceeds;
Item B-1 loan : The loan is secured by a pledge of Borrower’s existing fixed assets;
Item B-2 loan : No security required.
Summary of the articles omitted
(1)	Condition precedent to the drawing of loan
(2)	Rights and obligations of the borrower
(3)	Rights and obligations of the lender
(4)	Dispute settlement
(5)	Miscellaneous
(6)	Notes